

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Larry J. Helling
Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

>   **Re: QCR Holdings, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2023**
>   **File No. 000-22208**

Dear Larry J. Helling:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 4, 2023

Pay Versus Performance, page 47

1. We note that you included Adjusted Earnings Per Share, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v).

2. Please ensure that the reconciliation table at the top of page 48 shows each of the numerical amounts added under Regulation S-K Item 402(v)(2)(iii)(B)(1)(i) and (ii) to calculate the "Pension Benefit Adjustments." See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Question 128D.04.

Please contact John Stickel at 202-551-3324 or Charlie Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program